================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             _______________________

                             HEWITT ASSOCIATES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    42822Q100
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                 OCTOBER 1, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

---------------------                                       --------------------
42822Q100                                                         Page  2 of 18
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  9,774,479
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  9,774,479
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,774,479
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------                                       --------------------
42822Q100                                                         Page  3 of 18
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  9,774,479
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  9,774,479
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,774,479
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
42822Q100                                                         Page  4 of 18
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 57, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  9,774,479
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  9,774,479
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,774,479
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
42822Q100                                                         Page  5 of 18
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 60, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  9,774,479
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  9,774,479
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,774,479
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
42822Q100                                                         Page  6 of 18
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  9,774,479
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  9,774,479
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,774,479
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
42822Q100                                                         Page  7 of 18
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [X]
                                                                (b)   [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  9,774,479
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  9,774,479
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,774,479
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
42822Q100                                                         Page  8 of 18
---------------------                                       --------------------


ITEM 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Hewitt Associates, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). The address of the principal executive office of the Company is 100 Half Day Road, Lincolnshire, Illinois 60069.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 54, L.P., a Delaware limited partnership ("GAP 54"), General Atlantic Partners 57, L.P., a Delaware limited partnership ("GAP 57"), General Atlantic Partners 60, L.P., a Delaware limited partnership ("GAP 60"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 54, GAP 57, GAP 60 and GAPCO, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  GAP is the general partner of each of GAP 54, GAP 57 and GAP
60. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William E. Ford, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian Wendelstadt

---------------------                                       --------------------
42822Q100                                                         Page  9 of 18
---------------------                                       --------------------


(collectively, the "GAP Managing Members"). The GAP Managing Members (other than certain GAP Managing Members) are also the general partners of each of GAPCO and GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Hotel, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Ave. N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GAP Managing Members, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

---------------------                                       --------------------
42822Q100                                                         Page 10 of 18
---------------------                                       --------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to an Agreement and Plan of Merger, dated as of June 15, 2004 (the "Merger Agreement"), by and among the Company, Exult, Inc. ("Exult") and Eagle Merger Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), Merger Sub merged with and into Exult (the "Merger"). After the Merger, which closed on October 1, 2004, Exult is the surviving corporation of the Merger and is a wholly owned subsidiary of the Company. GAP 54, GAP 57, GAP 60, GAPCO and GAPCO II (collectively, the "GAP Entities") were shareholders of Exult. Pursuant to the Merger Agreement, each share of Common Stock, par value $0.0001 per share, of Exult (the "Exult Common Stock") was canceled and converted into the right to receive 0.2 of a share of Class A Common Stock. GAP 54, GAP 57, GAP 60, GAPCO and GAPCO II received 4,661,962 shares of Class A Common Stock, 1,115,353 shares of Class A Common Stock, 2,180,207 shares of Class A Common Stock, 775,805 shares of Class A Common Stock and 1,041,152 shares of Class A Common Stock, respectively.


ITEM 4.  PURPOSE OF TRANSACTION.

                  As described in Item 6 below, the Stockholders Agreement, dated as of June 15, 2004, by and among the Company and the GAP Entities (the "Stockholders Agreement"), and the Amended and Restated Registration Rights Agreement, dated December 23, 1999, among Exult, the GAP Entities and certain other parties thereto, as amended on February 10, 2000 (the "Registration Rights Agreement"), contain provisions regarding, among other things, the registration, disposition and voting of shares of Class A Common Stock, as well as provisions regarding the composition of the Company's board of directors.

---------------------                                       --------------------
42822Q100                                                         Page 11 of 18
---------------------                                       --------------------


                  The GAP Entities acquired the shares of Class A Common Stock for investment purposes and the Reporting Persons hold shares of Class A Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Class A Common Stock or dispose of some or all of the shares of Class A Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GAP, GAP 54, GAP 57, GAP 60, GAPCO and GAPCO II each own of record no shares of Class A Common Stock, 4,661,962 shares of Class A Common Stock, 1,115,353 shares of Class A Common Stock, 2,180,207 shares of Class A Common Stock, 775,805 shares of Class A Common Stock and 1,041,152 shares of Class A Common Stock, respectively, or 0%, 3.9%, 0.9%, 1.8%, 0.6% and 0.9%, respectively, of the Company's issued and outstanding shares of Class A Common Stock.

                  By virtue of the fact that GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by each of GAPCO and GAPCO II, and that GAP is the general partner of each of GAP 54, GAP 57, and GAP 60, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Class A Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 9,774,479 shares of Class A Common Stock or 8.1% of the Company's issued and outstanding shares of Class A Common Stock.

---------------------                                       --------------------
42822Q100                                                         Page 12 of 18
---------------------                                       --------------------


                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 9,774,479 shares of Class A Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Pursuant to the Stockholders Agreement, the GAP Entities agreed to vote their shares of Exult Common Stock (i) in favor of adoption of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement, (ii) against any action, failure to act or agreement that would to its knowledge result in a material breach of any representation, warranty or covenant of Exult under the Merger Agreement and (iii) except as otherwise agreed to in writing by the Company, against any acquisition proposal or alternative transaction, any change in a majority of the individuals who constituted Exult's board of directors, any material change in the capitalization of Exult, including any proposal to sell a substantial equity interest in Exult or any of its subsidiaries, any amendment of Exult's charter documents, any other change in Exult's corporate structure or business and any other action which was intended to or would impede, interfere with, delay, postpone or materially adversely affect the Merger and the

---------------------                                       --------------------
42822Q100                                                         Page 13 of 18
---------------------                                       --------------------

transactions contemplated by the Merger Agreement. The GAP Entities granted the Company an irrevocable proxy to vote their shares of Exult Common Stock in this manner.

                  The GAP Entities also agreed not to sell, transfer or otherwise dispose of their shares of Class A Common Stock until June 27, 2006; PROVIDED, HOWEVER, that (i) the GAP Entities may participate in a secondary offering of shares of common stock of the Company by certain other stockholders of the Company if a secondary offering is initiated by the six month anniversary of the effective time of the Merger, subject to the restriction that the number of shares of Class A Common Stock that the GAP Entities may include in that secondary offering will be equal to the number of shares that it could have sold under the "dribble out" provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), during the period from the completion of the Merger to the 90th day after the completion of the secondary offering, or any shorter period as to which the GAP Entities may be required to lock-up their shares of Class A Common Stock (the "Secondary Offering Period"), (ii) following the earlier of the expiration of the Secondary Offering Period and the six month anniversary of the effective time of the Merger, the GAP Entities may transfer a number of shares of Class A Common Stock that they could sell under the Rule 144 "dribble out" provisions (even if those provisions have ceased to apply under Rule 145(d) under the Securities Act, unless the reason those restrictions no longer apply is that the GA Designee (as defined below) has not been elected to the Company's board of directors) and (iii) if the GAP Entities would be entitled to sell under the preceding clause (ii) prior to June 27, 2005, they will nevertheless not sell prior to June 27, 2005 if the Company is pursuing a public offering of Class A Common Stock and the GAP Entities' shares of Class A Common

---------------------                                       --------------------
42822Q100                                                         Page 14 of 18
---------------------                                       --------------------


Stock that would have been included in a secondary offering are in fact included in the secondary offering without reduction for adverse effects on pricing.

                  GAP 54 may elect to designate a person (the "GA Designee") for election to the Company's board of directors as of the effective time of the Merger. After the effective time of the Merger, the Company agreed to use its reasonable best efforts to cause a GA Designee to be included in the slate of directors for election by the Company's stockholders and to be elected to such position. This right expires if the GAP Entities and their controlled affiliates cease to beneficially own more than 50% of the shares of Class A Common Stock acquired by the GAP Entities in the Merger.

                  In addition, the GAP Entities will be entitled to cause the Company to register the shares of Class A Common Stock beneficially owned by them and received pursuant to the Merger in accordance with the terms and conditions of the Registration Rights Agreement, except that the GAP Entities may not exercise any of its registration rights under the Registration Rights Agreement until after June 27, 2006 and the exercise by the GAP Entities of any of their rights under the Registration Rights Agreement is subordinate to the rights of certain other stockholders of the Company in the event of any underwriter or other cutbacks. The foregoing references to the Stockholders Agreement and Registration Rights Agreement are qualified in their entirety by reference to Exhibit 6, Exhibit 7 and Exhibit 8.

                  As noted above, the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by each of GAPCO and GAPCO II, and GAP is authorized and empowered to vote and dispose of the securities held by each of GAP 54, GAP 57 and GAP 60. Accordingly, GAP and the GAP Managing Members may, from time, consult among themselves and coordinate the voting and disposition of

---------------------                                       --------------------
42822Q100                                                         Page 15 of 18
---------------------                                       --------------------


the shares of Class A Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Class A Common Stock as they deem to be in the collective interest of the Reporting Persons.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 4, 2004 appointing Thomas J. Murphy Attorney-In -Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 4, 2004 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

                  Exhibit 4: Power of Attorney dated January 4, 2004 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

                  Exhibit 5: Agreement and Plan of Merger, dated as of June 15, 2004, by and among Exult, the Company and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on July 13, 2004, as amended on August 17, 2004, Commission File No. 333-117326).

                  Exhibit 6: Stockholders Agreement, dated as of June 15, 2004, by and among the Company and the GAP Entities (incorporated by reference to
                                   Exhibit 99.2 to the Company's Form 8-K, filed with the Securities and Exchange Commission on June 17, 2004, Commission File No. 001-31351).

---------------------                                       --------------------
42822Q100                                                         Page 16 of 18
---------------------                                       --------------------


                  Exhibit 7: Amended and Restated Registration Rights Agreement, dated December 23, 1999, among Exult, the GAP Entities and certain other parties thereto (incorporated by reference to Exhibit 10.5.1 to Exult's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on March 6, 2000, Commission File No. 333-31754 (the "Exult Form S-1")).

                  Exhibit 8: Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated February 10, 2000, among Exult, the GAP Entities and certain other parties thereto (incorporated by reference to Exhibit 10.5.2 to the Exult Form S-1).

---------------------                                       --------------------
42822Q100                                                         Page 17 of 18
---------------------                                       --------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 8, 2004.


                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By: /s/ Thomas J. Murphy
                                            ------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 54, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                            ------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 57, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                            ------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 60, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                            ------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact

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42822Q100                                                         Page 18 of 18
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                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By: /s/ Thomas J. Murphy
                                            ------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


                                        GAP COINVESTMENT PARTNERS II, L.P.

                                        By: /s/ Thomas J. Murphy
                                            ------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact